                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549



                                    SCHEDULE 13G


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)*

                               HomeServices.Com Inc.
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                                       Common
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    437606-10-6
                                   --------------
                                   (CUSIP Number)

                                 October 31, 1999
                                 ----------------
               (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
                     /X/ Rule 13d-1(b)
                     / / Rule 13d-1(c)
                     / / Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 6 PAGES

 CUSIP NO.    437606-10-6             13G                PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON S.S. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON
       U.S. Bancorp
       601 2nd Ave. South
       Minneapolis, MN  55402-4302
       Tax I.D. No.:  41-0255900
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       Not Applicable
                                                       (a)
                                                       (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
                                                           1,713,559
   NUMBER OF        ------------------------------------------------------------
     SHARES         6    SHARED VOTING POWER
  BENEFICIALLY                                                     0
    OWNED BY        ------------------------------------------------------------
      EACH          7    SOLE DISPOSITIVE POWER
    REPORTING                                              1,713,559
     PERSON         ------------------------------------------------------------
      WITH
                    8    SHARED DISPOSITIVE POWER
                                                                   0
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              1,713,559
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                              16.44%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        H.C
--------------------------------------------------------------------------------

                         SEE INSTRUCTION BEFORE FILLING OUT!

                                 Page 3 of 6 pages

ITEM 1

     a.   NAME OF ISSUER:

          HomeServices.Com Inc.

     b.   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          6800 France Ave. South
          Suite 600
          Edina, MN 55435

ITEM 2

     a.   NAME OF PERSON FILING:

          U.S. Bancorp

     b.   ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE OFFICES:

          601 2nd Ave South
          Minneapolis, MN  55402-4302
          United States

     c.   TITLE OF CLASS OF SECURITIES:

          COMMON

     d.   CUSIP NUMBER:

          437606-10-6

ITEM 3

          The person filing this statement is a:
          (g) [x] Parent Holding Company

ITEM 4

     OWNERSHIP:

      a.         Amount beneficially owned:                     1,713,559
      b.         Percentage of Class:                              16.44%
      c.         Number of shares as to which such person has:

                 1.    Sole power to vote or direct the vote:          1,713,559
                 2.    Shared power to vote or direct vote:                    0
                 3.    Sole power to dispose or direct the
                       disposition:                                    1,713,559
                 4.    Shared power to dispose or direct the
                       disposition:                                            0

ITEM 5

     OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:  (     )

                                                                     Page 4 of 6
ITEM 6

     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Not Applicable

ITEM 7

     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY

     See Exhibit A

ITEM 8

     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable

ITEM 9

     NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable


ITEM 10

     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  December 1, 1999




/s/Merita Schollmeier
---------------------------
Merita Schollmeier
Vice President

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington D. C. 20549

                                    SCHEDULE 13G
                     Under the Securities Exchange Act of 1934

                                     EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which is classified as a broker for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

     U.S. Bancorp Piper Jaffray Inc.
     222 South Ninth Street
     Minneapolis, Minnesota  55402-3804

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                               EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that U.S. Bancorp or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).